UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 12)


                             AMERICAN ELECTROMEDICS CORP.
                             ----------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $.10 PAR VALUE
                            -----------------------------
                            (Title of Class of Securities)

                                     0225569-10 4
                                   ---------------
                                    (CUSIP Number)

                                     Alan Gelband
                            575 Madison Avenue - 7th Floor
                               New York, New York 10022

          -----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   OCTOBER 25, 1996

           ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).
                                                          Page 1 of 5 Pages
                                                               --   --

                                     SCHEDULE 13D

          ------------------------                    ---------------------
          CUSIP No. 022 5569 10 4                       PAGE 2 of 5 PAGES
          -----------------------                     ---------------------
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          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Alan Gelband
                    S.S. # ###-##-####

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          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                   A GROUP*                                       (a) [   ]
                                                                  (b) [   ]
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          3         SEC USE ONLY


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          4         SOURCE OF FUNDS*

                    PF

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          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)           [   ]

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          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
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          NUMBER OF      7    SOLE VOTING POWER

          SHARES              2,803,000 shs. (including 200,000 shares
                              underlying options and convertible
                              debentures)
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            N/A
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           2,803,000 shs. (including 200,000 shares
                              underlying options and convertible
                              debentures)
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                N/A
          ----------------------------------------------------------------

          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    2,803,000 shs. (including 200,000 shares underlying
                    options and convertible debentures)
          ----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                   [   ]
          ----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.4%
          ----------------------------------------------------------------

          14        TYPE OF REPORTING PERSON*

                    IN
          ----------------------------------------------------------------

          ITEM 1.  SECURITY AND ISSUER
                   -------------------

                    The class of equity securities to which this Amendment No. 12 relates is the common stock, $.10 par value per share (the "Common Stock"), of American Electromedics Corp., a Delaware corporation (the "Company"). The Company has its principal executive offices at 13 Columbia Drive, Suite #18, Amherst, New Hampshire 03031.

                    Except to the extent set forth provided for in this Amendment No. 12, the information in the initial Schedule and prior amendments thereto remains in effect.

          ITEM 2.  IDENTITY AND BACKGROUND
                   -----------------------

                    This Amendment is being filed by Alan Gelband ("Gelband") individually and on behalf of the Alan Gelband Company, Inc. Defined Contribution Pension Plan and Trust (the "Pension Plan") and the Alden Foundation (the "Foundation"). Gelband is the sole shareholder, officer and director of Alan Gelband Company, Inc., a New York corporation ("Gelband Company"), and is a Trustee of the Foundation.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                    -------------------------------------------------

                    On October 25, 1996, the Pension Plan and the Foundation participated in a private placement (the "Placement") by the Company purchasing .3 Units and .325 Units, respectively. Each Unit consisted of $60,000 principal amount of 14% Convertible Subordinated Debentures due October 31, 1999 (the "Debentures") and 20,000 shares of Common Stock. The Pension Plan paid $22,500 for its Units and the Foundation paid $24,375 for its Units. The funds for the purchases of the Units came from their respective working capital.

          ITEM 4.   PURPOSE OF TRANSACTION
                    ----------------------

                    Gelband, through the Pension Plan and the Foundation, acquired the Units as a participant in the Placement of 10 Units by the Company. He assisted the Company in structuring the Placement which was part of the Company's efforts to increase its working capital.

                    On October 8, 1996, Gelband was elected a director of the Company at the Annual Meeting of Stockholders.

                    Gelband reserves the right, either directly or indirectly, to purchase additional shares of the Company's Common Stock, either separately or together with other persons, or to sell all or some of the shares beneficially owned by him.
          Gelband has no present plans as to either such transaction.

                    Gelband has no plans or proposals to engage in any transactions specified in paragraphs (a) through (j) of this Item; although he may consider one or more such transaction in the future depending upon factors then existing, such as the market for the Company's Common Stock and the Company's then prospects.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                    ------------------------------------

                    (a) Gelband is (i) the direct beneficial owner of 2,025,000 shares of the Company's Common Stock (including 150,000 shares underlying exercisable options), and (ii) the indirect beneficial owner of 778,000 shares of the Company's Common Stock, represented by 530,000 shares through his interest in the Pension Plan (including 24,000 shares underlying Debentures) and by 248,000 shares (including 26,000 shares underlying Debentures) through his interest in the Foundation. The 2,803,000 shares beneficially owned by Gelband represent approximately 22.4% of the outstanding shares of the Company's Common Stock as at October 22, 1996 (assuming exercise of the options and conversion of the Debentures).

                    (b) Gelband, either individually or as Trustee of the Pension Plan and a Trustee of the Foundation, has sole voting power for the 2,808,000 shares listed in Item 5(a) of this Schedule and has sole dispositive power as to such 2,808,000 shares.

                    (c) In addition to the transactions specified in Item 4 of this Amendment, on October 23, 1996, Gelband made a gift of 5,000 shares of Common Stock.

                    (d)  None.

                    (e)  Not applicable.

                                      SIGNATURES
                                    --------------


                    After reasonable inquiry and to the best of our knowledge, I certify that the information set forth in the statement is true, complete and correct.


          Date:  October 30, 1996


                                              /s/ Alan Gelband
                                             ------------------------
                                                Alan Gelband